United States securities and exchange commission logo





                              September 21, 2023

       Kevin L. Thompson
       Chief Financial Officer
       PacWest Bancorp
       9701 Wilshire Blvd., Suite 700
       Beverly Hills, CA 90212

                                                        Re: PacWest Bancorp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-36408

       Dear Kevin L. Thompson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. Please advise us how you plan to consider, in your future filings, the disclosures on the comments issued on the
Form S-4.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Cara Lubit at (202) 551-5909 or Robert Klein at
(202) 551-3847 if you
       have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at (202) 551-8819 or James Lopez, Office Chief, at (202) 551-3536
       with any other questions.
 Kevin L. Thompson
PacWest Bancorp
September 21, 2023
Page 2

FirstName LastNameKevin L. Thompson   Sincerely,
Comapany NamePacWest Bancorp
                                      Division of Corporation Finance
September 21, 2023 Page 2             Office of Finance
FirstName LastName